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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13E-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 6)

Methode Electronics, Inc.
(Name of the Issuer)

Methode Electronics, Inc.
Methode Merger Corporation
(Name of Person Filing Statement)

Class B Common Stock, par value $.50 per share, and related Preferred Share Purchase Rights
(Title of Class of Securities)

591520 10 1
(CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois 60706-4548
(708) 867-6777
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:

James W. Ashley, Jr. Lord, Bissell & Brook 115 South LaSalle Street Chicago, Illinois 60603 (312) 443-0700	Daniel A. Neff Trevor S. Norwitz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

        This statement is filed in connection with (check the appropriate box):

  a.☒
  The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§§240.13e-3(c) under the Securities Exchange Act of 1934 ("the Act").

  b.☐
  The filing of a registration statement under the Securities Act of 1933.

  c.☐
  A tender offer.

  d.☐
  None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$25,015,453	$2,024

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 750,000 shares of Class B common stock at $22.75 per share and 337,705 shares of Class B common stock at $23.55 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Act.

☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,024	Filing Party:	Methode Electronics, Inc.
Form or Registration No.:	SCH 13E-3 and Amendment No. 5 to SCH 13E-3	Date Filed:	March 18, 2003 and September 8, 2003

Introduction

        This Amendment No. 6 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule") is being filed jointly by Methode Electronics, Inc., a Delaware corporation (the "Company" or "Methode"), and Methode Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Methode ("Merger Corp."), and relates to the agreement (the "McGinley Agreement") dated as of July 18, 2003 with Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust (the "Trusts"), the Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley (collectively the "McGinley Family"), pursuant to which the McGinley Family sold 750,000 shares of its Class B common stock to Methode for $22.75 per share and agreed to vote its remaining shares of Class B common stock in favor of a merger whereby each issued and outstanding share of Class B common stock (including those held by the McGinley Family not previously sold to the Company) will be converted into the right to receive $23.55 in cash, without interest, and each issued and outstanding share of Class A common stock will be converted into the right to receive one share of new Methode common stock. Pursuant to the McGinley Agreement, Methode entered into an Agreement and Plan of Merger dated                        , 2003 by and between Methode and Merger Corp. (the "Merger Agreement"). The merger transaction contemplated by the Merger Agreement is referred to herein as the "merger."

        A preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") relating to a special meeting of holders of Methode's Class A common stock and Class B common stock to consider and vote upon a proposal to approve the merger is being filed with the Securities and Exchange Commission concurrently herewith.

        The following cross reference sheet indicates the location in the Proxy Statement of items required by Schedule 13E-3 and incorporated herein by reference.

Item 1.    Summary Term Sheet

        The information set forth under "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

Item 2.    Subject Company Information

(a)
Name and Address. The information set forth on the first page of the Proxy Statement is incorporated herein by reference.

(b)
Securities. The information set forth under "The Special Meeting—Record Date; Shares Outstanding" in the Proxy Statement is incorporated herein by reference.

(c)
Trading Market and Price. The information set forth under "Market Price Data; Dividends" in the Proxy Statement is incorporated herein by reference.

(d)
Dividends. The information set forth under "Market Price Data; Dividends" in the Proxy Statement is incorporated herein by reference.

(e)
Prior Public Offerings. Not applicable.

(f)
Prior Stock Purchases. The information set forth under "Special Factors—The McGinley Agreement and the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a)
Name and Address. The Company and Merger Corp. are the filing persons. The information set forth on the first page of the Proxy Statement is incorporated herein by reference. The information set forth under "Special Factors—The McGinley Agreement and the Merger Agreement" and "Executive Officers and Directors—Background" in the Proxy Statement is incorporated herein by reference.

(b)
Business and Background of Entities. The information set forth under "Summary Term Sheet" and "Special Factors—The McGinley Agreement and the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

(c)
Business and Background of Natural Persons. The information set forth under "Executive Officers and Directors—Background" in the Proxy Statement is incorporated herein by reference.

Item 4.    Terms of the Transaction

(a)
Material Terms. The information set forth under "Summary Term Sheet," "Questions and Answers About the Merger," "Special Factors—The Merger Proposal," "Special Factors—The McGinley Agreement and the Merger Agreement," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Special Committee's Recommendation that our Board of Directors Approve the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders" and "Special Factors—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders and our Class B Common Stockholders" in the Proxy Statement is incorporated herein by reference.

(c)
Different Terms. The information set forth under "Questions and Answers About the Merger," "Summary Term Sheet" and "Special Factors—The McGinley Agreement and the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

(d)
Appraisal Rights. The information set forth under "Special Factors—Appraisal Rights" in the Proxy Statement is incorporated herein by reference.

(e)
Provisions for Unaffiliated Security Holders. The information set forth under "Special Factors—Procedural Fairness" in the Proxy Statement is incorporated herein by reference.

(f)
Eligibility for Listing or Trading. The information set forth under "Special Factors—Regulatory Matters" in the Proxy Statement is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(a)
Transactions. The information set forth under "Special Factors—The McGinley Agreement and the Merger Agreement" and "Special Factors—Interests of Certain Persons" in the Proxy Statement is incorporated herein by reference.

(b)
Significant Corporate Events. The information set forth under "Special Factors—The McGinley Agreement and the Merger Agreement," "Special Factors—Background of the Merger" and "Special Factors—Interests of Certain Persons" in the Proxy Statement is incorporated herein by reference.

(c)
Negotiations or Contacts. The information set forth under "Special Factors—The McGinley Agreement and the Merger Agreement," "Special Factors—Background of the Merger" and "Special Factors—Interests of Certain Persons" in the Proxy Statement is incorporated herein by reference.

(e)
Agreements Involving the Subject Company's Securities. The information set forth under "Special Factors—The McGinley Agreement and the Merger Agreement," "Special Factors—Background of the Merger," "Special Factors—Interests of Certain Persons," "Special Factors—Litigation Relating to the Merger," "Market Price Data; Dividends" and "Executive Officers and Directors—Employment Agreements" in the Proxy Statement is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(b)
Use of Securities Acquired. The information set forth under "Special Factors—The McGinley Agreement and the Merger Agreement" and "Special Factors—Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

(c)
Plans. The information set forth under "Special Factors—The McGinley Agreement and the Merger Agreement," "Special Factors—Description of New Common Stock," "Special Factors—Comparison of Stockholder Rights" and "Special Factors—Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a)
Purposes of the Merger. The information set forth under "Special Factors—The Merger Proposal," "Special Factors—The McGinley Agreement and the Merger Agreement," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Special Committee's Recommendation that our Board of Directors Approve the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders" and "Special Factors—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders and our Class B Common Stockholders" in the Proxy Statement is incorporated herein by reference.

(b)
Alternatives. The information set forth under "Special Factors—The Merger Proposal," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Special Committee's Recommendation that our Board of Directors Approve the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders," "Special Factors—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders and our Class B Common Stockholder," "Special Factors—Procedural Fairness," and "Special Factors—Interests of Certain Persons" in the Proxy Statement is incorporated herein by reference.

(c)
Reasons. The information set forth under "Special Factors—The McGinley Agreement and the Merger Agreement," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee to our Class A Common Stockholders," "Special Factors—Recommendation of our Board of Directors to our Class A Common Stockholders and our Class B Common Stockholders," "Special Factors—Reasons for the Special Committee's Recommendation that our Board of Directors Approve the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders," "Special Factors—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders and our Class B Common Stockholders," "Special Factors—Opinion of the Financial Advisor to the Special Committee" and "Special Factors—Advice of the Investment Banker to our Board of Directors" in the Proxy Statement is incorporated herein by reference.

(d)
Effects. The information set forth under "Special Factors—Description of New Common Stock," "Special Factors—Comparison of Stockholder Rights," "Special Factors—Effects of the Merger" and "Special Factors—United States Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.

Item 8.    Fairness of the Transaction

(a)
Fairness. The information set forth in the Proxy Statement under "Special Factors—The Merger Proposal," "Special Factors—Recommendation of the Special Committee to our Class A Common

  Stockholders," "Special Factors—Recommendation of our Board of Directors to our Class A Common Stockholders and our Class B Common Stockholders" and "Special Factors—Merger Corp.'s Determination of Fairness of the McGinley Agreement, the Merger Agreement and the Merger" is incorporated herein by reference.

(b)
Factors Considered in Determining Fairness. The information set forth under "Special Factors—Reasons for the Special Committee's Recommendation that our Board of Directors Approve the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders," "Special Factors—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders and our Class B Common Stockholders," "Special Factors—Procedural Fairness," "Special Factors—Merger Corp.'s Determination of Fairness of the McGinley Agreement, the Merger Agreement and the Merger," "Special Factors—Opinion of the Financial Advisor to the Special Committee" and "Special Factors—Advice of the Investment Banker to our Board of Directors" in the Proxy Statement is incorporated herein by reference.

(c)
Approval of Security Holders. The information set forth under "The Special Meeting—Quorum; Votes Required" and "Special Factors—Procedural Fairness" in the Proxy Statement is incorporated herein by reference.

(d)
Unaffiliated Representative. The information set forth under "Special Factors—Procedural Fairness" in the Proxy Statement is incorporated herein by reference.

(e)
Approval of Directors. The information set forth under "Special Factors—Recommendation of the Special Committee to our Class A Common Stockholders," and "Special Factors—Recommendation of our Board of Directors to our Class A Common Stockholders and our Class B Common Stockholders" in the Proxy Statement is incorporated herein by reference.

(f)
Other Offers. The information set forth under "Special Factors—Background of the Merger," "Special Factors—Reasons for the Special Committee's Recommendation that our Board of Directors Approve the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders," "Special Factors—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders and our Class B Common Stockholders," "Special Factors—Procedural Fairness," "Special Factors—Opinion of the Financial Advisor to the Special Committee" and "Special Factors—Advice of the Investment Banker to our Board of Directors" in the Proxy Statement is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations

(a)
Report, Opinion, or Appraisal. The information set forth under "Special Factors—Background of the Merger" and "Special Factors—Opinion of the Financial Advisor to the Special Committee" in the Proxy Statement is incorporated herein by reference.

(b)
Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth under "Special Factors—Background of the Merger," "Special Factors—Opinion of the Financial Advisor to the Special Committee" and "Special Factors—Our Forecasts" in the Proxy Statement is incorporated herein by reference.

(c)
Availability of Documents. The information set forth under "Special Factors—Opinion of the Financial Advisor to the Special Committee" in the Proxy Statement is incorporated herein by reference.

Item 10.    Source and Amounts of Funds or Other Consideration

(a)
Source of Funds. The information set forth in the Proxy Statement under "Special Factors—Source and Amount of Funds" is incorporated herein by reference.

(b)
Conditions. The information set forth in the Proxy Statement under "Special Factors—Source and Amount of Funds" is incorporated herein by reference.

(c)
Expenses. The information set forth in the Proxy Statement under "Special Factors—Fees and Expenses" is incorporated herein by reference.

(d)
Borrowed Funds. Not applicable.

Item 11.    Interest in Securities of the Subject Company

(a)
Securities Ownership. The information set forth in the Proxy Statement under "Security Ownership of Five Percent Stockholders" is incorporated herein by reference.

(b)
Securities Transactions. The information set forth in the Proxy Statement under "Executive Officers and Directors—Security Ownership" is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation

(d)
Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under "Special Factors—Interests of Certain Persons" is incorporated herein by reference.

(e)
Recommendations of Others. The information set forth under "Special Factors—Recommendation of the Special Committee to our Class A Common Stockholders," "Special Factors—Recommendation of our Board of Directors to our Class A Common Stockholders and our Class B Common Stockholders," "Special Factors—Reasons for the Special Committee's Recommendation that our Board of Directors Approve the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders" and "Special Factors—Reasons for our Board of Directors' Approval of the McGinley Agreement, the Merger Agreement and the Merger and Recommendation to our Class A Common Stockholders and our Class B Common Stockholders" in the Proxy Statement is incorporated herein by reference.

Item 13.    Financial Statements

(a)
Financial Information. The information contained in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2003, the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003 and the Proxy Statement is incorporated herein by reference.

(b)
Pro Forma Information. The information is set forth in the attached Annex A.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitations or Recommendations. Not applicable.

(b)
Employees and Corporate Assets. The information set forth under "The Special Meeting—Proxy Statement Expenses" in the Proxy Statement is incorporated herein by reference.

Item 15.    Additional Information

(b)
Other Material Information. The information set forth under "Additional Information" in the Proxy Statement is incorporated herein by reference.

Item 16.    Exhibits

16(a)(1)	Tender Offer Materials. Not Applicable.
16(a)(2)(i)	Solicitations or Recommendations. Preliminary Proxy Statement filed with the Securities and Exchange Commission concurrently herewith (incorporated herein by reference to the Proxy Statement).
16(a)(2)(ii)
Definitive Proxy Statement on Schedule 14A in connection with the special meeting for the planned Methode tender offer, filed with the Securities and Exchange Commission on June 10, 2003 (incorporated herein by reference to the definitive proxy statement).
16(a)(3)(i)	Going Private Disclosure Documents. Preliminary Proxy Statement filed with the Securities and Exchange Commission concurrently herewith (incorporated herein by reference to the Proxy Statement).
16(a)(3)(ii)
Definitive Proxy Statement on Schedule 14A in connection with the special meeting for the planned Methode tender offer, filed with the Securities and Exchange Commission on June 10, 2003 (incorporated herein by reference to the definitive proxy statement).
16(a)(4)	Prospectus. Not applicable.
16(a)(5)
Other Disclosure Materials. Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 21, 2003 (as amended by Amendment No. 1 filed on August 4, 2003, Amendment No. 2 filed on August 14, 2003, Amendment No. 3 filed on August 20, 2003, Amendment No. 4 filed on August 27, 2003, Amendment No. 5 filed on September 3, 2003, Amendment No. 6 filed on September 11, 2003, and Amendment No. 7 filed on October 3, 2003) (incorporated herein by reference to the Schedule 14D-9).
16(b)	Loan Agreement. Not Applicable
16(c)(1)(i)
Reports, Opinions and Appraisals. Opinion of TM Capital dated July 23, 2003 (incorporated herein by reference to Annex C to the Proxy Statement filed with the Securities and Exchange Commission concurrently herewith).
16(c)(1)(ii)	Opinion of TM Capital dated August 20, 2003 (incorporated herein by reference to Annex D to the Proxy Statement filed with the Securities and Exchange Commission concurrently herewith).
16(c)(1)(iii)	Materials prepared by TM Capital and presented to the Special Committee on August 6, 2003.
16(c)(1)(iv)	Opinion of TM Capital dated August 19, 2002 (incorporated herein by reference to Annex B to the definitive proxy statement filed with the Securities and Exchange Commission on June 10, 2003).
16(c)(1)(v)
Updated Opinion of TM Capital dated February 14, 2003 (incorporated herein by reference to Annex C to the definitive proxy statement filed with the Securities and Exchange Commission on June 10, 2003).
16(c)(1)(vi)
Materials prepared by TM Capital and presented to the Special Committee on March 14, 2002 (incorporated herein by reference to Exhibit (c)(2)(i) to Amendment No. 1 to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 1, 2003).

16(c)(1)(vii)
Materials prepared by TM Capital and presented to the Special Committee on August 19, 2002 (incorporated herein by reference to Exhibit 16 (c)(2)(ii) to Amendment No. 2 to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 16, 2003).
16(d)(1)
Certain Agreements. Agreement dated as of July 18, 2003 by and among Methode Electronics, Inc., Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, the Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley (incorporated herein by reference to Annex B to the Preliminary Proxy Statement filed with the Securities and Exchange Commission concurrently herewith).
16(d)(2)
Merger Agreement dated , 2003 by and between Methode Electronics, Inc. and Methode Merger Corporation, including as Exhibit I, the Restated Certificate of Incorporation of Methode Electronics, Inc. (incorporated herein by reference from Annex A to the Proxy Statement filed with the Securities and Exchange Commission concurrently herewith).
16(d)(3)
Stipulation and Agreement of Compromise, Settlement and Release In re Methode Electronics, Inc. Shareholders Litigation, Civil Action No. 19899, dated July 30, 2003 (incorporated herein by reference to Exhibit 16(d)(3) to Amendment No. 5 to Schedule 13E-3 filed on September 8, 2003).
16(d)(4)
Agreement dated August 19, 2002 by and among Methode and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley, Margaret J. McGinley, James W. McGinley and Robert R. McGinley and amendment dated December 26, 2002 (incorporated herein by reference to Annex A to the definitive proxy statement filed on June 10, 2003).
16(d)(5)
Memorandum of Understanding In re Methode Electronics, Inc. Shareholders Litigation, Civil Action No. 19899 (incorporated herein by reference to Exhibit (d)(2) to Schedule 13E-3 filed with the Securities and Exchange Commission on March 18, 2003).
16(f)
Appraisal Rights. General Corporation Law of Delaware: Section 262—Appraisal Rights (incorporated herein by reference to Annex E to the Proxy Statement filed with the Securities and Exchange Commission concurrently herewith).
16(g)	Materials Used to Solicit. Not Applicable.
99(a)
Charter. Restated Certificate of Incorporation of Methode Electronics, Inc., as amended (incorporated herein by reference to Exhibit 99(a) to Amendment No. 2 to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 16, 2003).
99(b)
Bylaws. Bylaws of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(b) to Amendment No. 2 to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 16, 2003).
99(c)
Certificate of Elimination. Certificate of Elimination of 4% Convertible Preferred Stock, Series A of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99 (c) to Amendment No. 2 to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 16, 2003).
99(d)
Certificate of Designation. Certificate of Designation of Series A Junior Participating Preferred Stock of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(d) to Amendment No. 2 to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 16, 2003).

99(e)	Materials prepared by Lazard and presented to the Board of Directors on August 13, 2003.
99(f)
Discussion materials prepared by Robert W. Baird & Co. and presented to Methode's management on January 24, 2002 (incorporated herein by reference to Exhibit 16(c)(2)(iii) to Amendment No. 3 to the Schedule 13E-3 filed with the Securities and Exchange Commission on June 4, 2003).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METHODE ELECTRONICS, INC.
October 16, 2003	By:	/s/ Donald W. Duda Donald W. Duda President
METHODE MERGER CORPORATION
October 16, 2003	By:	/s/ Donald W. Duda Donald W. Duda President

ANNEX A

METHODE ELECTRONICS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
July 31, 2003

	As Reported	Pro Forma Adjustments		Pro Forma
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$66,096	$(9,368	)(a)	$56,728
Accounts receivable-net	49,308			49,308
Inventories:
Finished products	8,580			8,580
Work in process	14,151			14,151
Materials	7,440			7,440

	30,171			30,171
Current deferred income taxes	7,887			7,887
Other current assets	4,147			4,147
Prepaid expenses	202			202

TOTAL CURRENT ASSETS	157,811	(9,368)		148,443
PROPERTY, PLANT AND EQUIPMENT	233,118			233,118
Less allowance for depreciation	150,634			150,634

	82,484			82,484
GOODWILL-net	18,077			18,077
INTANGIBLE ASSETS-net	24,611			24,611
OTHER ASSETS	14,419			14,419

	$297,402	$(9,368)		$288,034

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts and notes payable	$20,866			$20,866
Other current liabilities	26,151			26,151

TOTAL CURRENT LIABILITIES	47,017			47,017
OTHER LIABILITIES	3,799			3,799
DEFERRED COMPENSATION	4,499			4,499
SHAREHOLDERS' EQUITY
Common Stock	18,042	$(169	)(b)	17,873
Paid in capital	37,881			37,881
Retained earnings	187,628	(9,199	)(c)	178,429
Other shareholders' equity	(1,464)			(1,464)

	242,087	(9,368)		232,719

	$297,402	$(9,368)		$288,034

Book value per share	$6.79			$6.59

METHODE ELECTRONICS, INC. AND SUBSIDIARIES
UNAUDITED PROFORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Year Ended April 30, 2003						Three Months Ended July 31, 2003
		Pro Forma Adjustments						Pro Forma Adjustments
	As Reported					Pro Forma	As Reported					Pro Forma
		(d)		(e)				(d)		(e)
INCOME:
Net sales	$363,057					$363,057	$77,957					$77,957
Other	1,022					1,022	620					620

Total	364,079					364,079	78,577					78,577
COSTS AND EXPENSES:
Cost of products sold	289,683					289,683	62,008					62,008
Selling and administrative expenses	41,328					41,328	9,912					9,912

Total	331,011					331,011	71,920					71,920

Income from operations	33,068					33,068	6,657					6,657
Interest-net	1,164	(272	)(f)	(150	)(g)	742	187	(38	)(f)	(23	)(g)	126
Other-net	(2,275)					(2,275)	(578)					(578)

Income before income taxes	31,957	(272)		(150)		31,535	6,266	(38)		(23)		6,205
Income taxes (credit)	10,085	(108	)(h)	(59	)(h)	9,918	1,975	(15	)(h)	(9	)(h)	1,951

	$21,872	$(164)		$(91)		$21,617	$4,291	$(23)		$(14)		$4,254

Basic and diluted net income per common share:	$0.60					$0.61	$0.12					$0.12

Weighted average number of common shares outstanding:
Basic	36,170	(750)		(338)		35,082	36,106	(644)		(338)		35,124
Diluted	36,396	(750)		(338)		35,308	36,334	(644)		(338)		35,352

METHODE ELECTRONICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

        The pro forma adjustments to the unaudited pro forma condensed financial statements include adjustments for the purchase and retirement of all of the outstanding shares of Class B common stock, which is proposed to be accomplished in two steps, and the payment of a special dividend on Class A common stock upon the completion of the contemplated Class B transactions. The first step, the purchase and retirement of 750,000 shares of Class B common stock for $22.75 per share, was completed as of July 18, 2003. The second step, the purchase and retirement of the 337,705 shares of Class B common stock remaining outstanding, is subject to approval by the affirmative vote of a majority of the Company's outstanding shares and certain other conditions.

(a)
Represents the following cash transactions:

Purchase of 337,705 shares of Class B at $23.55 per share	$7,953
Payment of $0.04 special dividend on 35,369,924 Class A shares	1,415

$9,368

(b)
Represents the purchase and retirement of 337,705 Class B common stock, par value $0.50.

(c)
Represents the following equity transactions:

Purchase of 337,705 shares of Class B at $23.55 per share	$7,953
Less par value of shares purchased charged to common stock	(169)
Payment of $0.04 special dividend on 35,369,924 Class A shares	1,415

$9,199

(d)
Pro forma adjustments for the purchase of 750,000 Class B shares.

(e)
Pro forma adjustments for the purchase of 337,705 Class B shares.

(f)
Represents loss of interest earned on cash used to purchase Class B shares.

(g)
Represents loss of interest earned on cash used to purchase Class B shares and pay special dividend on Class A shares.

(e)
Represents reduction of income taxes due to reduction of interest income.

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Introduction
  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Purposes, Alternatives, Reasons and Effects
  Item 8. Fairness of the Transaction
  Item 9. Reports, Opinions, Appraisals and Negotiations
  Item 10. Source and Amounts of Funds or Other Consideration
  Item 11. Interest in Securities of the Subject Company
  Item 12. The Solicitation or Recommendation
  Item 13. Financial Statements
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used
  Item 15. Additional Information
  Item 16. Exhibits
SIGNATURE
ANNEX A